Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated December 12, 2013

Registration No. 333-191057

Dear Friends,

Aramark is a company of dreamers and doers.

Every day, we enrich and nourish the lives of millions of people. We serve world champion sports teams, Fortune 500 companies, state-of-the-art healthcare providers and the world’s leading educational institutions. We provide a wide range of services—food, facilities, and uniforms—to a wide range of clients around the world.

This is what we do. And every day, we dream of ways to do it better through our commitment to innovation. To deliver the ultimate in customer service at, what we call, the moment of truth.

And today, we begin again.

Today, we launch a new look and a new brand identity. A new way for the world to see us. And a new way for us to look at the world. Not just from coast to coast, but from continent to continent.

Today, we join the New York Stock Exchange as a publicly traded company with the symbol ARMK. We are a company of dreamers and doers. More than 270,000 people with a commitment to innovation and service. A commitment that is full of the promise that defines our company.

We dream. We do.

/s/ Eric J. Foss
Eric J. Foss
President & CEO

Aramark | 1101 Market Street | Philadelphia, PA 19107

WE DREAM. WE DO.

www.Aramark.com

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free (866) 471-2526.